                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 16th Floor
                        New York, New York 10281-1008

February 15, 2008

Via Electronic Transmission
Vincent J. DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:         Comments to the Initial Registration Statement on Form N-1A
         for:
            Oppenheimer Rochester General Municipal Fund
            File Nos.: 333-147208 and 811-22142

Dear Mr. DiStefano:

         This letter responds to comments, provided in your letter dated
November 30, 2007, to the initial registration statement on Form N-1A (the
"Registration Statement") for Oppenheimer Rochester General Municipal Fund
filed with the Commission on November 7, 2007.  For your convenience, we have included each of your comments below in italics, followed by our response.
The responses also are reflected in Pre-Effective Amendment No. 1 to the
Registration Statement ("Amendment") that is being filed with this letter.

         The captions used below correspond to the captions used in the
Amendment and defined terms have the meanings defined therein.

PROSPECTUS

What Does the Fund Mainly Invest in?

1.  SEC Comment:  If the Fund intends to use leverage within the twelve months after the initial offering, please disclose in this section that the
Fund will leverage.  Include the estimated interest expense in the fee table.

Response:  The following disclosure regarding the Fund's use of leverage is included in the last paragraph under this section:

      The Fund can invest up to 20% of its total assets (which
      includes the effects of leverage) in inverse floaters, a
      variable rate obligation and form of derivative.  The Fund also can borrow money to purchase additional securities, a technique referred to as "leverage."  Although the amount
      will vary from time to time, the amount of leveraging will not exceed one-third of the Fund's total assets.

As noted in the second paragraph of the footnotes below the Examples under "Fees and Expenses of the Fund," "Other Expenses" includes
"interest and fees from borrowings."  The "Other Expenses" are estimated to be 0.75%, of which 0.60% is estimated to be interest and fees from borrowings.

2.  SEC Comment:  Please disclose in the prospectus that the Fund's policy of investing at least 80% of net assets plus borrowings in municipal securities is fundamental.

Response:  We have included the following disclosure in the second paragraph of this section:
      Under normal market conditions, and as a fundamental policy, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in municipal securities.
3.  SEC Comment:  Please advise the staff whether the registrant conducts an independent evaluation of the tax exempt status of the securities it holds, or any opinions on the securities' tax-exempt status.  Are the legal opinions of counsel to the issuers of the securities filed or otherwise publicly available at the time the securities are issued?  Is there any duty of counsel to update the opinions?  How old may the opinions be?

Response:  The Fund invests in reliance at the time of purchase on the opinion of bond counsel to the issuer that the interest paid on the securities will be excludable from gross income for federal and state income tax purposes.

The legal opinions of counsel to the issuers are generally included in the issuers' offering statements which are available (for a charge) from the four
Nationally Recognized Municipal Securities Information Repositories
(NRMSIRs).  The four current NRMSIRs are Bloomberg Municipal Repository, DPC
Data Inc., Interactive Data Pricing and Reference Data, Inc. and Standard &
Poor's Securities Evaluations, Inc. SEC Chairman Cox's letter to the MSRB dated November 21, 2007 directed the SEC staff to send proposed changes to
Rule 15c2-12 under the Securities Exchange Act of 1934 to the Commission that would require issuers to send disclosure information to the MSRB rather than the NRMSIRs.  It is expected that the MSRB will create an "EDGAR-type"
disclosure system to be called "EMMA" (Electronic Municipal Market Access)
that would contain issuers' disclosure (i.e., offering statements) which would make such disclosure publicly available free of charge.

Tax opinions are issued to the issuer at the time of a municipal securities offering.  Rule 15c2-12 requires a participating underwriter in a municipal securities offering, in a timely manner, to provide each NRMSIR or the
MSRB with a notice of any adverse tax opinions or events affecting the tax-exempt status of the security.

4.  SEC Comment:  Disclosure indicates the Fund's principal investment strategies include significant investments in derivatives.  Accordingly, please disclose in this section the Fund's policies regarding investing in derivatives.  If the Fund will invest in derivatives that are not contractually required to cash-settle, please disclose that the Fund is required to cover open positions by setting aside liquid assets equal to the contracts' full, notional value.  Also, please disclose in this section the percentage of the Fund's assets to be invested in derivatives.

Response:  We have included the following disclosure with respect to the
Fund's ability to invest in inverse floaters in the second paragraph of this section:

      The Fund also can invest up to 20% of its total assets (which includes the effects of leverage) in inverse floaters, a
      variable rate obligation and form of derivative.

We have included the following disclosure regarding segregation of assets under "Risks in Using Derivative Investments:"

      When the Fund invests in certain derivatives, for example, inverse floaters and swaps, the Fund must segregate or earmark cash or readily marketable short-term debt instruments in an amount equal to the purchase price of the obligation.

5.  SEC Comment:  How much may the Fund invest in municipal securities backed by the revenues of any project, such as hospital, road or tobacco settlement bonds?  If the Fund may invest 25% or more in such a project, please identify each project and disclose the risks attendant with investing in it.

Response:  The Fund is governed by its policy that it cannot invest more than
25% of its total assets in any one industry.  The Fund is not required to have, and does not have, any policy with regard to concentration in municipal securities since, as noted in SEC Release No.  IC-5785 (May 31, 1977), such securities are not within any "industry."  The following disclosure is included in the Prospectus under the section "Municipal Securities" with regard to "revenue bonds:"
      Municipal securities generally are classified as general
      obligation or revenue obligation.  General obligations are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest.
      Revenue obligations are bonds whose interest is payable only from the revenues derived from a particular facility or class of facilities, or a specific excise tax or other revenue
      source.  . . .  Additionally, there are times when an issuer will pledge its taxing power to offer additional security to a revenue bond.  These securities are called "double-barreled bonds."  See, for example, "STA Tobacco Bonds" discussed later in this prospectus.

6.  SEC Comment:  Disclosure in the prospectus and SAI indicates that the
Fund considers tobacco settlement bonds subject to appropriation to be distinct from tobacco settlement revenue bonds for various purposes, including determining whether the Fund has concentrated its investments.
Please explain to the staff the legal basis for this position.

Response:  As noted, for purposes of the Fund's industry concentration, the
Fund does categorize investments in tobacco settlement revenue bonds, the payment of interest and repayment of principal of which are made solely from the revenue from the tobacco Master Settlement Agreement (MSA) ("Tobacco
Revenue Bonds"), different from investments in tobacco settlement bonds subject to appropriation by a state government ("STA Bonds").

The determination of distinct categories, therefore, is based upon, among other things, (1) the nature of the pledges by the respective state governments as to their support of the debt service on such bonds, (2) the separate ratings treatment accorded STA Bonds by nationally-recognized statistical rating organizations such as Standard & Poor's, Fitch, and
Moody's, and (3) how such STA Bonds typically trade in the marketplace in a manner with (a) close correlation to the prices of state general obligation issues and (b) little correlation to Tobacco Bonds.

The tobacco-related STA Bonds are a subset of the larger municipal bond category of "subject to appropriation" debt.  Although specific provisions may vary among issuers,  "subject to appropriation" bonds are debt typically payable from a dedicated revenue source, such as a municipal enterprise or a special tax (or in  the case of STA Bonds, the tobacco settlement funds), and they are also payable from the issuer's general funds - the second "barrel."
In fact, these STA Bonds are typically referred to in the municipal bond industry as "double-barreled" bonds because of the state government appropriations pledge and the other special characteristics described above that distinguish them from "single barreled" Tobacco Revenue Bonds.

This treatment of subject to appropriation (double-barreled) bonds as distinct from the bonds of the industry providing the initial source of debt service support has been a long-standing practice in the municipal fund industry and is not unique to tobacco-related bonds.

7.  SEC Comment:  Disclosure in the SAI indicates the Fund will loan securities constituting as much as 25% of the value of the Fund's assets.
Accordingly, please disclose this policy and its attendant risks in the
Prospectus.

Response:  Although the disclosure in the SAI indicates the Fund "may" loan securities to raise income or cash for liquidity purposes, the Fund does not currently intend to engage in securities lending.  Accordingly, because securities lending is not a principal investment strategy, we do not believe it is appropriate to include disclosure on securities lending in the prospectus.

8.  SEC Comment:  Please disclose the Fund's anticipated portfolio turnover rate.

Response:  While the Fund's turnover rate may vary from year-to-year, its turnover rate is expected to typically be significantly less than 100%.  This
Fund will generally be managed in the same investment style as OFI's other 18 municipal bond funds and, therefore, can be expected to have similar turnover rates as those funds. The following disclosure with respect to the Fund's portfolio turnover ability is included in the section titled "About the
Fund's Investments:"

      Portfolio Turnover.  A change in the securities held by the Fund is known as "portfolio turnover."  The Fund can engage in active and frequent trading to try to achieve its objective, and, under certain circumstances may have a high portfolio turnover rate
      (for example, over 100%).  It is not currently anticipated, however, that the Fund's portfolio turnover will exceed 100%.
      Increased portfolio turnover may create higher brokerage and transaction costs for the Fund (and may reduce performance).  In most cases, however, the Fund does not pay brokerage commissions on debt securities it buys.  If the Fund realizes capital gains when it sells its portfolio investments, it generally must pay those gains out to shareholders, which would increase any taxable distributions.

Main Risks of Investing in the Fund

9.  SEC Comment:  Please disclose the risks associated with securities that generate income subject to AMT.

Response:  We have included the following disclosure in the second paragraph in the section titled "What Does the Fund Mainly Invest In?"

      Under normal market conditions the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in municipal securities. This includes securities that generate income subject to the alternative minimum tax ("AMT"). The Fund selects investments without regard to this type of tax treatment. As a result, the Fund can buy general obligation bonds as well as "private activity" municipal securities that pay income subject to AMT.

We have also included the following disclosure in the section titled "TAXES":

      Dividends paid from net investment income earned by the Fund on municipal securities will be excludable from gross income for federal income tax purposes. All or a portion of the dividends paid by the Fund that are derived from interest paid on certain "private activity bonds"
      may be an item of tax preference if you are subject to the federal alternative minimum tax.

Other Investment Strategies

10.  SEC Comment:  Will any of the Fund's other investment strategies result in taxable gains?  If so, please disclose so in this section.  Also, please disclose any percentage limits on the Fund's investments in the securities described in this section of the disclosure.

Response:  The Fund's other investment strategies are not expected to result in taxable gains.  The section "Dividends, Capital Gains and
Taxes" contains disclosure that the Funds may realize capital gains on the sale of portfolio securities although the Fund does not seek capital gains.  That section also contains additional disclosure with respect to dividends and capital gains.

To the extent there are specific percentage limits on investments, those limits are included in the disclosure.  For example, under "Credit Risk", a 25% limit on investment in junk bonds is disclosed.  The section
"Borrowing for Leverage" includes disclosure of the statutory limit of one-third of a Fund's total assets.  A 20% limitation is included with respect to investments in inverse floaters and a 15% limitation is included with respect to investments in illiquid securities.

At What Price are Shares Sold?

11.  SEC Comment:  Please disclose the effects of the Fund's use of fair value pricing.  See Instruction to Item 5(a)(1) of Form N-1A.

Response:  We have included the following disclosure in the subsection titled
"Net Asset Value" under the section "At What Price are Shares Sold" regarding the effects of fair value pricing:

      The Fund uses fair value pricing procedures to reflect what the
      Manager and the Board believe to be more accurate values for the
      Fund's portfolio securities, although it may not always be able to accurately determine such values.  There can be no assurance that the Fund could obtain the fair value assigned to a security if it were to sell the security at the same time at which the
      Fund determines its net asset value per share.

Distribution and Service (12b-1) Plans

12.  SEC Comment:  In the event the Distributor incurs costs greater than the
0.25% of the average annual net assets of Class A shares of the Fund, will the Distributor carry forward the unreimbursed expenses?  If so, please disclose here.

Response:  Any unreimbursed expenses that the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent years.
 We have included that information in the Fund's Statement of Additional
Information.

Are There Limitations on Frequent Purchases, Redemptions and Exchanges?

13.  SEC Comment:  Please delete the penultimate sentence of the paragraph that discusses timing of exchanges, as the transfer agent is not permitted to delay reinvestment of exchange proceeds.  Also, please note that any such proceeds must be invested at the net asset value next calculated after the request is received by the Fund or its agent, irrespective of delays by the agent in transmitting requests for reimbursement of proceeds.

Response:  An exchange request will be redeemed at the next net asset value calculated after the request is received. However, the Fund may delay the transmission of the redemption proceeds to the new fund for a period of up to seven days, as permitted under Section 22(e) of the Investment Company Act.
The disclosure describes this policy.

Taxes

14. SEC Comment: Since the Fund may make distributions including return of capital, please disclose the consequences, e.g., decrease in basis.

Response:  The disclosure regarding returns of capital has been revised as follows:

      Returns of Capital Can Occur.  In certain cases, distributions made by the Fund may be considered a non-taxable return of capital to shareholders and will reduce your tax basis in the
      Fund.  If that occurs, it will be identified in notices to shareholders.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Restrictions

15.  SEC Comment:  Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the
Fund's fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

   Response:  The disclosure has been revised to include the following information in the section "Investment Restrictions -- Does the Fund Have
   Additional Fundamental Policies?" in the Statement of Additional
   Information:

      "Currently, under the Investment Company Act, and the Oppenheimer funds' exemptive order, a fund may borrow only from banks and/or affiliated investment companies in an amount up to one-third of its total assets (including the amount borrowed less all liabilities and indebtedness other than borrowing), except that a fund may borrow up to 5% of its total assets for temporary purposes from any person.
      Under the Investment Company Act, there is a rebuttable presumption that a loan is temporary if it is repaid within 60 days and not extended or renewed. Also, presently under the Investment Company
      Act, a fund may lend its portfolio securities in an amount not to exceed 33 1/3 percent of the value of its total assets. The
      Investment Company Act also requires each registered fund to adopt a fundamental policy regarding investments in real estate and/or commodities. The Fund does not have any restrictions on investments in real estate, and/or commodities other than the information set forth in the investment restrictions above.  Presently, under the
      Investment Company Act, a registered mutual fund cannot make any commitment as an underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than ten percent of the outstanding voting securities, exceeds twenty-five percent of the value of the fund's total assets, except to the extent that a fund may be considered an underwriter within the meaning of the Securities Act when reselling securities held in its own portfolio."

16.  SEC Comment:  Please disclose that a Fund may not concentrate 25% or more of its investments in any one industry or group of industries.

Response:  The disclosure has been revised to indicate that a Fund may invest more than 25% of its assets in a "group of industries," consistent with
Section 8(b)(1)(E) of the Investment Company Act.

The Funds' current policy states that each Fund cannot invest "more than 25%"
of its net assets in any one industry, consistent with Item 4(b), Instruction
4 of Form N-1A (a fund concentrates by "investing more than 25% of a Fund's net assets in a particular industry") (emphasis added).  We have not changed the disclosure to refer to "25% or more" of a Fund's assets since, consistent with Form N-1A and prior interpretations of the SEC staff, we believe that a
Fund can invest exactly 25% of its assets in an industry and not be deemed to be concentrated in that industry.  For example, although no longer in effect, former Guide 19 to Form N-1A stated that "[i]t is the position of the staff that investment . . . of more than 25 percent of the value of a registrant's assets in any one industry represents concentration."

      The Fund is filing a pre-effective amendment to the Registration
Statement reflecting these changes.

      The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions you may have regarding the Amendment or this letter to Nancy Vann at 212-323-5089.

                                          Sincerely,

                                          /s/ Randy Legg

                                          Randy Legg
                                          Vice President and Associate
                                          Counsel

cc:  Ronald M. Feiman, Esq.
     Phillip S. Gillespie, Esq.
     Nancy S. Vann, Esq.
     Taylor V. Edwards, Esq.
     Randy Legg, Esq.
     Robert Zack, Esq.